SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                        Reading & Bates Corporation
        ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $0.05 per Share
        ____________________________________________________________
                      (Title of Class and Securities)

                                755281 10 2
        __________________________________________________________
                  (CUSIP Number of Class of Securities)

                             Leighton E. Moss
                       Falcon Drilling Company, Inc.
                           1900 West South Loop
                                Suite 1800
                           Houston, Texas 77027
                        Telephone:  (713) 623-8984
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                Copy to:

                   Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                        New York, New York  10022
                              (212) 735-3000
                      Attn:  J. Michael Schell, Esq.

                               July 10, 1997
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )





                               SCHEDULE 13D

   CUSIP No. 755281  10  2

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Falcon Drilling Company, Inc. (76-0351754)

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        WC, BK, OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      14,340,154 1
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       None
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        14,340,154 1
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        None
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        14,340,154 1
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              16.6% 2
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO, HC
   _________________________________________________________________



   1 The shares of common stock of Reading & Bates Corporation ("Issuer") covered by this report are purchasable by Falcon Drilling Company, Inc. ("FDC") upon exercise of an option (the "Option") granted to FDC pursuant to the Stock Option Agreement, dated as of July 10, 1997, between Issuer and FDC (the "Stock Option Agreement") and described in Item 4 of this report. Prior to the exercise of the Option, FDC is not entitled to any rights as a stockholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by FDC under the Option, which is initially set to equal 14,340,154 shares, will be adjusted if necessary so that the number of shares purchasable by FDC upon exercise of the Option is equal to 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, FDC expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by FDC upon exercise of the Option. The number of shares indicated represents approximately 19.9% of the total outstanding shares of common stock of the Issuer as of June 30, 1997, excluding shares issuable upon exercise of the Option, as represented by the Issuer in the Agreement and Plan of Merger, dated as of July 10, 1997 among R&B Falcon Corporation, FDC Acquisition Corp., Reading & Bates Acquisition Corp., FDC and the Issuer.

   2 Adjusted to reflect the issuance by the Issuer of 14,340,154 shares of common stock of the Issuer upon exercise of the Option as described herein.


     Item 1.   Security and Issuer

               This Schedule 13D relates to the common stock, par value $0.05 per share (the "Common Stock," an individual share of which is a "Share"), of Reading & Bates Corporation, a Delaware Corporation (the "Issuer"). The principal offices of the Issuer are located at 901 Threadneedle, Suite 200, Houston, Texas 77079.

     Item 2.   Identity and Background

               This Schedule 13D is filed by Falcon Drilling Company, Inc., a Delaware Corporation ("FDC"). FDC is a provider of contract drilling and workover services for the domestic and international oil and gas industry. FDC's rig fleet consists of barge drilling rigs, barge workover rigs, jackup rigs, submersible rigs, and drillships. FDC's barge rig fleet is the largest in the world. FDC also owns tugboats, crewboats and utility barges, which are primarily used in conjunction with its barge drilling and workover operations. FDC's headquarters are located at 1900 West Loop South, Suite 1800, Houston, Texas 77027.

               Except as set forth below, during the last five years, neither FDC nor, to the knowledge of FDC, any executive officer or director of FDC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violation with respect to such laws. In January 1993, Dr. Purnendu Chatterjee, a director of FDC, without admitting or denying the charges, resolved an action brought by the Securities and Exchange Commission alleging that he had disclosed material non-public information by paying a fine and consenting to an injunction that requires, among other things, observance of applicable securities laws and regulations.

               Certain information concerning the directors and executive officers of FDC is set forth in Schedule A to this
     Schedule 13D and is incorporated herein by reference.

     Item 3.   Source and Amount of Funds or Other Consideration

               This statement relates to an option granted to FDC by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Option"). The Option entitles FDC to purchase up to 14,340,154 Shares (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of July 10, 1997 between FDC and the Issuer (the "Stock Option Agreement") and as described in Item 4 below for a purchase price of $34.00 per Share (the "Purchase Price"). The number of Option Shares will be adjusted if necessary so that the number of Shares purchasable by FDC upon exercise of the Option is equal to 19.9% of the total outstanding Shares of Common Stock of the Issuer immediately prior to the time of such exercise. Reference is made to the Stock Option Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference, for the full text of its terms, including the conditions upon which it may be exercised.

               As set forth in the Stock Option Agreement, the Option was granted by the Issuer as a condition and an inducement to FDC's willingness to enter into the Agreement and Plan of Merger, dated as of July 10, 1997 among R&B Falcon Corporation, a Delaware Corporation (the "Parent"), FDC Acquisition Corp., a Delaware Corporation ("SubF"), Reading & Bates Acquisition Corp., a Delaware Corporation ("SubR"), FDC and the Issuer (the "Merger Agreement"). A copy of the Merger Agreement is included as
     Exhibit 2 hereto and is incorporated herein by reference. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of FDC), SubF will merge with and into FDC (the "FDC Merger"), with FDC continuing as the surviving corporation, and each issued and outstanding share of common stock, par value $0.01 per share, of FDC (the "FDC Common Stock"), will be converted into one share of common stock, par value $0.01 per share, of Parent (the "Parent Common Stock"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of the Issuer), SubR will merge with and into the Issuer (the "R&B Merger" and, together with the FDC Merger, the "Mergers"), with the Issuer continuing as the surviving corporation, and each issued and outstanding share of common stock of the Issuer will be converted into 1.18 shares of Parent Common Stock. Upon consummation of the Mergers, each of the Issuer and FDC will become wholly-owned subsidiaries of Parent. If the Mergers are consummated in accordance with the terms of the Merger Agreement, the Option will not be exercised. No monetary consideration was paid by FDC to the Issuer for the Option.

               If FDC elects to exercise the Option, it currently anticipates that the funds needed to pay the Purchase Price will be generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of Option Shares following such exercise.

     Item 4.   Purpose of Transaction

               As stated above, the Option was granted to FDC in connection with the execution of the Merger Agreement. As an inducement to the Issuer to enter into the Merger Agreement, FDC granted to the Issuer a reciprocal option (the "Reciprocal Option") to purchase up to 15,753,823 shares of FDC Common Stock under the circumstances specified in the Stock Option Agreement, dated as of July 10, 1997, between FDC, as issuer, and the Issuer, as grantee, for a purchase price of $27.78 per share (the "FDC Stock Option Agreement"), a copy of which is filed as
     Exhibit 3 hereto and is incorporated herein by reference.

               The Option shall become exercisable upon the occurrence of certain events set forth in Section (2) of the Stock Option Agreement, none of which has occurred at the time of this filing. The exercise of the Option in all events is subject to the expiration or termination of the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and FDC expects to promptly file under the HSR Act.
               If the Mergers are consummated in accordance with the terms of the Merger Agreement, the Board of Directors of the Parent shall consist of ten members, five of whom shall be designated by each of FDC and the Issuer. The current Chief Executive Officer of FDC shall be a director and the Chief Executive Officer and President of Parent and the current Chief Executive Officer of the Issuer shall be Chairman of the Board of Parent.

               FDC has the right to cause the Issuer to prepare and file up to three registration statements under the Securities Act of 1933, as amended, in order to permit the sale by FDC of any Option Shares purchased under the Option.

               The description herein of the Stock Option Agreement, the Merger Agreement and the FDC Stock Option Agreement is qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 1, 2 and 3 respectively, and which are incorporated herein by reference.

               Other than as described above, FDC has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer

               As a result of the issuance of the Option, FDC may be deemed to be the beneficial owner of 14,340,154 Shares, which would represent approximately 16.6% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on June 30, 1997, as set forth in the Merger Agreement). FDC will have sole voting and dispositive power with respect to such Shares. Nothing herein shall be deemed an admission by FDC as to the beneficial ownership of any Shares, and, prior to exercise of the Option, FDC disclaims beneficial ownership of all Option Shares.

               Except as described herein, neither FDC nor, to the knowledge of FDC, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Except for the Merger Agreement, the Stock Option Agreement and the FDC Stock Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.   Materials to be Filed as Exhibits

               Materials      Description

                    1 Stock Option Agreement, dated as of July 10, 1997, between Reading & Bates
                              Corporation, as Issuer, and Falcon
                              Drilling Company, Inc., as Grantee.

                    2 Agreement and Plan of Merger, dated as of July 10, 1997, between R&B Falcon Corporation, FDC Acquisition Corp., Reading & Bates Acquisition Corp., Falcon Drilling Company, Inc. and Reading & Bates Corporation.

                    3 Stock Option Agreement, dated as of July 10, 1997, between Falcon Drilling
                              Company, Inc., as Issuer, and Reading &
                              Bates Corporation, as Grantee.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

     July 21, 1997                      Falcon Drilling Company, Inc.

                                        By:  /s/ Leighton E. Moss
                                             Name:  Leighton E. Moss
                                             Title: General Counsel


                                 Schedule A

               The name, business address and principal occupation of each executive officer and director of Falcon Drilling Company, Inc. are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with FDC. Each of these persons is a United States citizen.

     Name                            Principal Occupation
                                     and Business Address

     Steven A. Webster*            Chairman of the Board and Chief
                                   Executive Officer

     Bernie W. Stewart*            Chief Operating Officer

     Robert H. Reeves, Jr.*        Executive Vice President

     Robert F. Fulton*             Executive Vice President

     Michael E. Blake*             President of the Falcon Workover
                                   Company, Inc.

     Rodney W. Meisetschlaeger*    Vice President -- Offshore
                                   Operations

     Steven R. Meheen*             Vice President -- Deepwater
                                   Operations

     Lloyd M. Pellegrin*           Vice President -- Administration

     Don P. Rodney*                Vice President -- Finance

     Leighton E. Moss*             Vice President and General Counsel

     Purnendu Chatterjee           Director
                                   Principal
                                   The Chatterjee Group
                                   888 Seventh Avenue, Suite 3000
                                   New York, New York  10106

     ___________________
     *    The  director's or officer's address is Falcon Drilling
          Company, Inc., 1900 West Loop South, Suite 1800, Houston,
          Texas 77027.


     Name                            Principal Occupation
                                     and Business Address

     Douglas A.P. Hamilton         Director
                                   Private Investor
                                   Anatar Investments, Inc.
                                   462 Broadway
                                   New York, New York  10013

     Kenneth H. Hannan, Jr.        Director
                                   President
                                   Colonial Navigation Co., Inc.
                                   750 Lexington Avenue, 26th Floor
                                   New York, New York  10022

     James R. Latimer, III         Director
                                   The Latimer Companies
                                   6060 N. Central Expressway, Suite 616
                                   Dallas Texas  75206

     Michael E. Porter             Director
                                   Professor
                                   Harvard Business School
                                   Soldiers Field Road
                                   Boston, Massachusetts  02163

     William R. Ziegler            Director
                                   Partner
                                   Parson & Brown
                                   666 Third Avenue, 9th Floor
                                   New York, New York  10017